SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: December 4, 2012

List of materials

Documents attached hereto:

i) Press Release Announcement Concerning Sony Making So-net Its Wholly-owned Subsidiary Through a Share Exchange.

December 4, 2012

Sony Corporation
So-net Entertainment Corporation

Announcement Concerning Sony Making So-net
Its Wholly-owned Subsidiary Through a Share Exchange

Sony Corporation (“Sony”) and So-net Entertainment Corporation (“So-net”) announced today that they have determined to implement a share exchange (the “Share Exchange”) in order to make So-net a wholly-owned subsidiary of Sony, and have entered into a share exchange agreement (the “Share Exchange Agreement”) concerning the Share Exchange.

Common shares of So-net are scheduled to be delisted, prior to the effective date of the Share Exchange, on December 26, 2012 (Japan Time), and the last trading date of the shares is expected to be December 25, 2012 (Japan Time).

1.	Reasons for the Share Exchange

As stated in the press release, “Notice Regarding Commencement of Tender Offer for Shares of So-net Entertainment Corporation” dated August 9, 2012 (the “Press Release Concerning the Tender Offer”), Sony conducted a tender offer targeting all of the common shares and the stock acquisition rights of So-net from August 10, 2012 to September 20, 2012 (the “Tender Offer”), with the aim of making So-net its wholly-owned subsidiary.  As a result, together with the shares held by its wholly-owned subsidiary, Sony Finance International, Inc. (“Sony Finance International”), Sony currently holds 245,181 common shares of So-net, which account for 95.95% of So-net’s 255,538 total issued shares as of September 30, 2012.

As Sony did not acquire all of the common shares of So-net through the Tender Offer, and plans to make So-net its wholly-owned subsidiary, Sony and So-net have decided to implement a Share Exchange, under which Sony will make So-net its wholly-owned subsidiary, as stated in the Press Release Concerning the Tender Offer.  The reasons why Sony wishes to make So-net its wholly-owned subsidiary are set forth below.  For details, please refer to the Press Release Concerning the Tender Offer, the press release issued by So-net captioned “Announcement Concerning Expression of Company’s Opinion for Implementation of Tender Offer for Company’s Shares Made by its Controlling Shareholder, Sony Corporation” dated August 9, 2012, and the joint press release of Sony and So-net captioned “Sony Corporation and So-net Entertainment Corporation commence procedures to make So-net Entertainment Corporation a wholly-owned subsidiary of Sony Corporation”, dated August 9, 2012.

As the business environment surrounding the Sony group has changed dramatically and rapidly, Sony has been seeking to strengthen its core business areas and to allocate resources to growth areas.  In this regard, network services have become essential to Sony in leveraging its strengths with respect to hardware and content.  So-net has achieved significant success, particularly in the area of network services in Japan, and its rich array of network-related assets, including service management know-how, technologies, talent, extensive user base and content are all aligned with Sony’s strategic direction.  At the same time, the capital relationships of Sony, So-net, and M3, Inc. (“M3”), So-net’s main subsidiary, are currently that of parent, its subsidiary, and its indirectly-owned subsidiary, respectively, and with each a listed company, there are limits to the group-wide synergies that can be achieved.  Sony believes that, if So-net delists its shares and becomes a wholly-owned subsidiary of Sony, it will be able to fully leverage So-net’s business portfolio and assets, while such simplification of the capital relationships will benefit Sony in its efforts to strengthen its core areas and allocate resources to growth areas, which will ultimately lead to realizing more value.

Subsequent to a proposal by Sony to So-net, the two companies have, since March 2012, considered and consulted with each other on various measures with the aim of enhancing the corporate value of both companies.  As a result, Sony and So-net reached the conclusion that it is advisable for the two companies to make So-net a wholly-owned subsidiary of Sony through the Tender Offer, which was completed on September 20, 2012, and a subsequent Share Exchange, which they believe will enhance group synergy, with a view to enhancing the corporate value of each of the Sony group and So-net.

2.	Outline of the Share Exchange

(1)	Schedule of the Share Exchange

Determination by the Representative Corporate Executive Officer (Sony) and the Board of Directors (So-net) to enter into the Share Exchange Agreement	Tuesday, December 4, 2012
Entering into the Share Exchange Agreement	Tuesday, December 4, 2012
Last trading date (So-net)	Tuesday, December 25, 2012 (scheduled)
Delisting date (So-net)	Wednesday, December 26, 2012 (scheduled)
Effective date of the Share Exchange	Tuesday, January 1, 2013 (scheduled)

(Note 1)
Sony will implement the Share Exchange in the small-scale form pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act of Japan (the “Companies Act”), without obtaining approval by a resolution of shareholders.  So-net will implement the Share Exchange in the summary form pursuant to the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining approval by a resolution of shareholders.

(Note 2)	The effective date of the Share Exchange may be changed by agreement between Sony and So-net.

(2)	Form of the Share Exchange

Under the Share Exchange, So-net will become the wholly-owned subsidiary of Sony.  Sony plans to implement the Share Exchange in the small-scale form pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining approval by a resolution of shareholders.  So-net plans to implement the Share Exchange in the summary form pursuant to the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining approval by a resolution of shareholders.

(3)	Allotment of Shares Under the Share Exchange

Company Name	Sony (Wholly-owning Parent Company)	So-net (Wholly-owned Subsidiary)
Allotment Ratio in the Share Exchange	1	706
Number of Shares to be Delivered in the Share Exchange	7,312,042 common shares (scheduled)

(Note 1)	Allotment Ratio of Shares

706 common shares of Sony will be allotted and delivered in exchange for each common share of So-net (the “Share Exchange Ratio”), provided, however, that no shares will be allotted under the Share Exchange in exchange for the common shares of So-net held by Sony as of the Reference Time (as defined in Note 2).

(Note 2)	Number of Shares to be Delivered in the Share Exchange

Under the Share Exchange, Sony will deliver its common shares, the number of which is calculated by multiplying the total number of common shares of So-net held by the shareholders of So-net (excluding Sony) at the time immediately preceding the time when Sony acquires all of the common shares of So-net (excluding those held by Sony) through the Share Exchange (the “Reference Time”) by 706, to such shareholders of So-net in exchange for the common shares of So-net.  Sony plans to succeed, on December 31, 2012, to 32,110 common shares of So-net, currently owned by Sony Finance International, by way of company split under the Companies Act, under which Sony Finance International will become the splitting company.  As a result, the number of common shares of So-net held by Sony as of the Reference Time will be 245,181.  In accordance with a resolution of a meeting of its Board of Directors to be held by the day immediately preceding the effective date of the Share Exchange, So-net will cancel, as of the Reference Time, all of its treasury shares held by So-net at the Reference Time (including those to be acquired in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

The number of common shares to be delivered by Sony may change in the event of cancellation of the treasury shares by So-net or for other reasons.

(Note 3)	Treatment of Shares Constituting Less Than One Unit (tangen miman kabushiki)

Given the Share Exchange Ratio, all of the shareholders of So-net who participate in the Share Exchange will receive, upon completion of the Share Exchange, at least 100 common shares of Sony stock.  Since Sony’s shares are traded on the Tokyo Stock Exchange and Osaka Securities Exchange in units of 100 shares, those shareholders who will hold a fraction of a unit (i.e., Sony shares constituting less than 100 shares as one unit) as a result of the Share Exchange will be entitled to make the following requests concerning common shares of Sony.  Please note that shareholders will not be able to sell such fraction of a unit on any stock exchange.

(i) Request to Sell Sony Shares

In accordance with the Share Handling Regulation of Sony, a shareholder who holds a fraction of a unit (i.e., Sony shares constituting less than 100 shares as one unit) may request that Sony sell them such fraction of a unit of Sony shares at the market price, that, when combined with such fraction of a unit of Sony shares already held by such holder, constitute a whole unit of Sony shares.

(ii)	Request to Purchase Sony Shares

In accordance with the Share Handling Regulation of Sony, a shareholder who holds a fraction of a unit (i.e., shares constituting less than 100 shares as one unit) may request that Sony purchase such fraction of a unit of Sony shares at their market price from the relevant shareholder.

(4)	Treatment of Stock Acquisition Rights and Bonds With Stock Acquisition Rights

So-net will extinguish, by no later than the day immediately preceding the effective date of the Share Exchange, all of the First Series through Sixth Series of the stock acquisition rights.  The method of extinguishment will be any of: acquisitions without consideration, voluntary acquisitions, or waiver of the rights by a holder of the relevant stock options.  So-net has not issued bonds with stock acquisition rights.

3.	Basis for Calculation of Allotment Concerning the Share Exchange

(1)	Basis of Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio for the Share Exchange, Sony and So-net have decided to each obtain a valuation of the share exchange ratio by an independent third-party valuation institution in determining the Share Exchange Ratio.  Sony has appointed JPMorgan Securities Japan Co., Ltd. (“JPMorgan”) and So-net has appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) as their respective third-party valuation institutions.

JPMorgan has analyzed in its report on the valuation of the Share Exchange Ratio (the “JPM Valuation Report”) dated December 4, 2012 the facts, conditions, results, and other factors regarding the Tender Offer that was conducted prior to the Share Exchange, and has used the average market price analysis method in evaluating the per share value of Sony’s common stock, taking into consideration the fact that Sony common stock is listed on stock exchanges and that, therefore, market prices for Sony common stock exist.  In using the average market price analysis method, December 3, 2012 was set as the reference date, and the closing prices of the reference date and the average of the closing prices for one week and two weeks prior to the reference date were used as the basis of the valuation (both periods commencing after the date on which Sony’s press release “Issuance of Zero Coupon Convertible Bonds due 2017” dated November 14, 2012 was issued).  In valuating the per share value of So-net’s common stock, after confirming with So-net that there exist no facts after August 9, 2012, the date on which the tender offer price for the Tender Offer (the “Tender Offer Price”) was determined and announced, that may materially affect So-net’s financial conditions and future performance, business forecasts and others, JPMorgan has valuated the per share value of So-net’s common stock as 567,500 yen, which is the same as the Tender Offer Price.  The valuation range, when setting the per share value of Sony’s common stock as 1, is as follows.

Method Used	Share Exchange Ratio Valuation Range
Average market price analysis method	699 - 712

(Note)
Sony requested that JPMorgan provide the JPM Valuation Report.  Together with the report, Sony obtained from JPMorgan a supplemental explanation about disclosure and disclaimers regarding the descriptions in the foregoing, the details of which are as follows:

In preparing and submitting the JPM Valuation Report, and in evaluating the stock value underlying the report, JPMorgan has relied upon and assumed the accuracy and completeness of all information that was furnished by Sony or So-net, or otherwise reviewed by JPMorgan, and JPMorgan has not independently verified any such information or its accuracy and completeness.  Furthermore, in preparing the JPM Valuation Report, JPMorgan has assumed that there are no facts that have not been disclosed to JPMorgan that may materially affect the valuation of So-net’s stock.

JPMorgan has not independently conducted or been provided with any valuation or appraisal of any assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of So-net and its affiliates, including analysis and valuation of individual assets and liabilities.  In addition, JPMorgan has not conducted any valuation of So-net’s creditworthiness under any applicable laws relating to bankruptcy, insolvency or other similar matters.

In relying on financial analyses and forecasts provided by the management of Sony and So-net or calculated thereunder, JPMorgan has assumed that such analyses and forecasts have been reasonably prepared based on the best forecasts and judgments of the management of each company as of the preparation date of the JPM Valuation Report as to the expected future results of operations and respective financial conditions of Sony and So-net to which such analyses or forecasts relate.  JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based.

The JPM Valuation Report is necessarily based on information made available to JPMorgan as of the preparation date thereof and the economic, financial, market and other conditions as of the same date.  It should be understood that subsequent events may affect any valuation results stated in the JPM Valuation, and that, in such case, JPMorgan does not have any obligation to revise, update or supplement the contents of the JPM Valuation Report.  The JPM Valuation expresses no opinion as to the fairness of the Share Exchange Ratio from financial or other points of view (what is called a fairness opinion).  Furthermore, the JPM Valuation Report expresses no opinion with respect to the appropriateness of any transaction conducted by Sony, including the Share Exchange.  The JPM Valuation Report is furnished by JPMorgan to Sony solely for the purpose of providing information for it to evaluate So-net’s stock value in the Share Exchange and may not be used or relied upon by others.  The JPM Valuation Report does not express any opinion to any shareholder holding So-net’s common shares as to how such shareholder should act with respect to the Share Exchange.  JPMorgan expresses no opinion as to the price at which So-net’s common shares will be traded in the future after the preparation date of the JPM Valuation Report.  Unless expressly intended, the contents of the JPM Valuation Report do not consider the effect of possible future transactions or transactions in which a change in control arises or may arise.  JPMorgan is not a legal, tax or accounting expert, and has received and relied on advice from outside advisors of Sony with regard to those matters.

JPMorgan has acted as financial advisor to Sony with respect to the Share Exchange and has received compensation from Sony for its services.  In addition, Sony has agreed to indemnify JPMorgan for certain liabilities arising out of the services conducted by JPMorgan on behalf of Sony.  JPMorgan and its affiliates have been occasionally providing Sony with investment banking services to the present, and received compensation for such services.

In the ordinary course of their businesses, JPMorgan and its affiliates may trade the securities, such as the shares or debentures of Sony or So-net, for their own account or for the accounts of customers, and, accordingly, JPMorgan and its affiliates may at any time hold long or short positions in such securities.

At the request of So-net, MUMSS analyzed the facts, the various conditions, and the result of the Tender Offer conducted prior to the Share Exchange, and, given that there is a market share price for the ordinary shares of Sony due to being listed on stock exchanges, appraised Sony’s share value based on the average market price analysis (with the base date set as December 3, 2012 (appraisal base date) after taking various conditions into account, and using the closing price of Sony ordinary shares traded on the first section of the Tokyo Stock Exchange on the base date, the average closing price of such shares for the one-week period from November 27, 2012 to the base date and the average closing price of such shares for the period from November 15, 2012, which is the business day following the date on which Sony made the “Issuance of Zero Coupon Convertible Bonds due 2017” dated November 14, 2012, to the base date).

MUMSS appraised So-net’s share value based on (a) the average market price analysis (given that there is a market share price of the ordinary shares of So-net due to being listed on a stock exchange; with the base date set as December 3, 2012 (appraisal base date) taking various conditions into account, and using the closing price of So-net ordinary shares traded on the first section of the Tokyo Stock Exchange on the base date, 2012, the average closing price of such shares for the one-week period from November 27 and the average closing price of such shares for the period from November 15, 2012, which is the business day following the date on which Sony made the “Issuance of Zero Coupon Convertible Bonds due 2017” dated November 14, 2012, to the base date), (b) the comparable companies analysis (given that there are multiple listed companies that are similar to and comparable with So-net and it is therefore possible to infer the share value based on that method), and in addition (c) the discounted cash flow analysis (“DCF analysis”) (so as to reflect the state of future business activities of So-net in the appraisal). As a result of the appraisal, MUMSS confirmed that while the Tender Offer Price was below the range of the value of the So-net’s shares under the DCF analysis method, the Tender Offer Price was within the range of the value of the So-net’s shares under the comparable company analysis method and over the range under the average market price analysis method.  No substantial increase or decrease in the profit is anticipated in So-net’s profit plan, on which MUMSS relied in appraising So-net’s share value based on the DCF analysis.

The following shows the appraisal ranges when the share value per ordinary share of Sony is set at 1.

Method adopted	Appraisal results of share exchange ratio
Average market price analysis	668-685
Comparable companies analysis	686-957
DCF analysis	913-1,344

In respect of the value of M3’s shares, which account for part of the value of So-net’s shares, the appraisal under the foregoing method by MUMSS did not take into account potential tax effects.  However, as supplemental information for So-net’s directors, using the DCF analysis and taking into consideration such tax effects, MUMSS appraised the share exchange ratio to be in the range of 707 to 991.

In analyzing the Share Exchange Ratio, MUMSS relied on the information provided by Sony and So-net, other relevant information reviewed by MUMSS and publicly available information, and assumed that all such materials and information were accurate and complete and that no information was not disclosed to MUMSS which may have a material adverse effect on the analyses of the Share Exchange Ratio, and therefore MUMSS did not independently verify the accuracy or completeness of such materials and information (in addition, MUMSS is not responsible for independent verification of, or obliged to verify independently, such information).

MUMSS has not independently valued, appraised, or assessed, nor has MUMSS requested any appraisals or assessments from any third-party institutions on, assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of both companies or their respective affiliated companies, including analysis and valuation of individual assets and liabilities.

In addition, MUMSS assumed that the information relating to business, operations, financial forecasts and anticipated synergies of So-net has been reasonably prepared by the management of So-net based on its best estimates and judgments available at the time.  MUMSS expresses no opinion with respect to such estimates or judgments (including synergy analysis) or the assumptions for such estimates and judgments.

The appraisal results of the Share Exchange Ratio and the analyses of MUMSS are only for the information of the Board of Directors of So-net and for the purpose of considering the Share Exchange, and may not be relied upon or used by any other party and for any other purpose.  MUMSS expresses no opinion with respect to the fairness of the Share Exchange.

The appraisal results of the Share Exchange Ratio submitted by MUMSS are based on financial, economic, foreign currency, market and other conditions as in effect on, and the information made available to MUMSS as of December 3, 2012.  Events occurring after such date may have an effect on the analyses, and the impacts of certain conditions existing as of such date on the analyses are difficult to measure.  Notwithstanding the foregoing, MUMSS is not obliged to renew, revise or reconfirm its analyses.

With respect to the Share Exchange, MUMSS will receive fees for its services, a significant portion of which is contingent upon the closing of the Share Exchange.

Please note that MUMSS, together with its affiliates (the “Group”), are a global financial services firm engaged in the banking, securities, trust, investment management, credit services and other financial businesses (collectively, “Financial Services”).  The Group’s securities business is engaged in securities underwriting, trading, and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services.  In the ordinary course of its underwriting, trading, brokerage and financing activities, the Group may at any time hold long or short positions, may provide Financial Services to So-net, Sony, or companies that may be involved in this transaction and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or loans of So-net, Sony, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument.  The Group, its directors and officers may also at any time invest on a principal basis or manage funds that invest on a principal basis, in debt or equity securities of So-net, Sony, or any company that may be involved in this transaction, or in any currency or commodity that may be involved in this transaction, or in any related derivative instrument.  Further, the Group may at any time carry out ordinary course broking activities for So-net, Sony, or any company that may be involved in this transaction.

(2)	Process of Calculation

Sony and So-net carefully considered the share exchange ratio, each referring to the calculation concerning the share exchange ratio conducted by each party’s third-party valuation institution.  Sony and So-net negotiated and consulted with each other on the share exchange ratio, considering various factors, including the terms and conditions, and the results, of the Tender Offer preceding the Share Exchange, and the market level of the share price of Sony.  In determining the Share Exchange Ratio, So-net appraised (i) common shares of Sony by referring to the closing price of Sony common shares traded on the first section of the Tokyo Stock Exchange on the base date (December 3, 2012, which is the business day prior to the determination of the Share Exchange by each of Sony and So-net), the average closing price of such shares for the one-week period from November 27, 2012 to the base date and the average closing price of such shares for the period from November 15, 2012, which is the business day following the date on which Sony made the “Issuance of Zero Coupon Convertible Bonds due 2017” dated November 14, 2012, to the base date and (ii) the common shares of So-net on the basis that the value per share of common shares of So-net is equivalent to the Tender Offer Price, in order to ensure fairness between the shareholders of So-net who tendered their shares in the Tender Offer and those shareholders who did not tender their shares in the Tender Offer.  Furthermore, So-net carefully considered the Share Exchange Ratio in consideration of the report submitted by the third-party committee (as described in (6) “Measures to Avoid Conflicts of Interest” below).  As a result, Sony and So-net each came to the conclusion that the Share Exchange Ratio is fair and the Share Exchange with such Share Exchange Ratio will not undermine the interests of each party’s respective shareholders.  Today, Sony and So-net respectively determined to implement the Share Exchange at the Share Exchange Ratio and entered into the Share Exchange Agreement.

In the event any material change occurs with respect to the conditions that constitute the basis of the Share Exchange Ratio, Sony and So-net may consult with each other and change such ratio pursuant to the terms of the Share Exchange Agreement.

(3)	Relationship with Financial Advisor or Valuation Institution

Both JPMorgan, the third-party valuation institution of Sony, and MUMSS, the third-party valuation institution of So-net, are independent of Sony and So-net.  They are not related parties to Sony or So-net and do not have any material interest in connection with the Share Exchange.

(4)	Prospects of Delisting

Upon the Share Exchange, So-net will become the wholly-owned subsidiary of Sony on the effective date (scheduled to be January 1, 2013).  Common shares of So-net are scheduled to be delisted as of December 26, 2012 and the last trading date of such common shares is expected to be December 25, 2012.  After the delisting, shareholders of So-net will not be able to trade their shares on the Tokyo Stock Exchange.

Even after the delisting of common shares of So-net, the common shares of Sony, which will be allotted to each of So-net’s shareholders under the Share Exchange, will continue to be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange; therefore, these Sony shares will be able to be traded on such stock exchanges on and after the effective date of the Share Exchange.  Given the Share Exchange Ratio, all of the shareholders of So-net who participate in the Share Exchange will receive, upon completion of the Share Exchange, at least 100 common shares of Sony and Sony’s shares are traded on such stock exchanges in units of 100 shares, as described in (Note 3) in Section 2.(3).  Therefore, Sony and So-net believe that this transaction will provide continued liquidity to shareholders receiving Sony shares pursuant to the Share Exchange.

The shareholders of So-net may receive, in addition to the unit(s) of Sony shares, Sony shares constituting less than one unit.  Although such shares of Sony that constitute less than one unit cannot be traded on any stock exchange, shareholders who receive Sony shares constituting less than one unit may request that Sony purchase such shares.  In addition, such shareholders may request that Sony sell them such number of Sony shares, that, when combined with the number of Sony shares already held by such holder, constitute a whole unit of Sony shares.  For additional details on those methods, please see (Note 3) “Treatment of Shares Constituting Less Than One Unit (tangen miman kabushiki)” in Section 2. (3).

(5)	Measures to Ensure Fairness

Together with the So-net shares held by Sony Finance International, Sony already owns 95.95% of the total issued shares of So-net.  In view of ensuring the fairness of the share exchange ratio for the Share Exchange, Sony requested that JPMorgan, the third-party valuation institution of Sony, calculate the share exchange ratio.  In consideration of the result of such calculation, Sony negotiated and consulted with So-net, and determined today to implement the Share Exchange at the Share Exchange Ratio.  Sony did not obtain a fairness opinion concerning the fairness of the share exchange ratio.

In view of ensuring the fairness of the share exchange ratio for the Share Exchange, So-net requested MUMSS, the third-party valuation institution of So-net, to calculate the share exchange ratio.  Based on the result of such calculation, and in consideration of various factors, including the terms and conditions, and results, of the Tender Offer, and the market level of the share price of Sony, So-net negotiated and consulted with Sony, and determined today to implement the Share Exchange at the Share Exchange Ratio.  So-net did not obtain a fairness opinion from MUMSS concerning the fairness of the share exchange ratio.

As their legal advisors, Sony retained Nagashima Ohno & Tsunematsu, and So-net retained Mori Hamada & Matsumoto (“MHM”), and both parties obtained from their respective legal advisors advice in relation to the procedures of the Share Exchange and the methods and process of decision-making.

(6)	Measures to Avoid Conflicts of Interest

For the purpose of ensuring the fairness, transparency, and objectivity of the decision-making process by So-net, as well as eliminating arbitrariness and conflict of interest in such decision-making, So-net determined to establish a third-party committee consisting of the following four independent members and to request the third-party committee to consider and advise whether or not a decision of the Board of Directors to implement the Share Exchange would be disadvantageous to the minority shareholders of So-net.

Toru Mio (outside director of So-net)
Current offices:	Chief Executive Officer, Mio & Company Inc.
Representative Director and Managing Partner, Oct Advisors Inc.

Yutaka Hori (Expert)
Current offices:	Vice President and Director, National University Corporation Chiba University
Member, Public Interest Corporation Commission, Cabinet Office
Visiting Professor, Chiba University Law School

Nobumichi Hattori (Expert)
Current offices:	Visiting Professor, Graduate School of Finance, Accounting and Law, Waseda University

Yasukazu Aiuchi (Outside and independent statutory auditor)
Current offices:	Deutsche Bank Representative in Japan and Tokyo Branch Manager

The third-party committee obtained relevant materials and explanations, including the valuation report and the details of the Share Exchange, from So-net, MUMSS and MHM.  After such consultation and review, and upon consideration of the factors including the following, on December 4, 2012, the third-party committee submitted to So-net a report stating that the terms and conditions of the Share Exchange, including the Share Exchange Ratio, are fair and that the resolution by the Board of Directors of So-net to implement the Share Exchange would not be disadvantageous to the minority shareholders of So-net.  The report of the third-party committee submitted to So-net stated, among other things, that:

(i)
(a) The Tender Offer Price represented a premium over the recent price of the So-net’s shares during the period immediately prior to the commencement of the Tender Offer, that was comparable to premiums in other tender offers in which a tender offeror aimed to acquire all of a target’s shares, and moreover, the Tender Offer Price exceeded the highest closing price during the period from the date when So-net listed its shares on the Tokyo Stock Exchange to the commencement of the Tender Offer, (b) the terms and condition of the Tender Offer, including the Tender Offer Price, were decided based on arm’s-length consultations and negotiations between Sony and So-net which were conducted several times; and (c) while the Tender Offer Price was below the range of the value of the So-net’s shares under the DCF Analysis method calculated by the So-net’s financial advisor, MUMSS, the Tender Offer Price was within the range of the value of the So-net’s shares under the comparable company analysis method and over the range under the average market price analysis method.  Therefore, the fairness of the Tender Offer Price was considered to be ensured.

(ii)
As a result of the Tender Offer, together with the shares held by its wholly-owned subsidiary, Sony Finance International, Sony currently holds 245,181 common shares of So-net, which account for 95.95% of So-net’s 255,538 total issued shares as of September 30, 2012.

(iii)
In determining the Share Exchange Ratio, So-net’s common stock was appraised on the basis that the value per share of common shares of So-net is equivalent to the Tender Offer Price, and Sony’s common stock was appraised, in consideration of the fact that Sony’s common stock is listed on the stock exchanges and that a market price for Sony common stock exists, using the closing price of Sony ordinary shares traded on the first section of the Tokyo Stock Exchange on the base date (December 3, 2012, which is the business day prior to the determination of the Share Exchange by each of Sony and So-net), the average closing price of such shares for the one-week period from November 27, 2012 to the base date and the average closing price of such shares for the period from November 15, 2012, which is the business day following the date on which Sony made the “Issuance of Zero Coupon Convertible Bonds due 2017” dated November 14, 2012, to the base date; and accordingly, the Share Exchange Ratio is determined so that So-net’s shareholders can receive consideration equivalent to the Tender Offer Price as a result of the Share Exchange, if the market prices for Sony Common Stock fairly represent the fair value of Sony’s common stock.

(iv)
The terms and conditions of the Share Exchange, including the Share Exchange Ratio were decided based on arm’s-length consultations and negotiations between Sony and So-net, which were conducted several times.

(v)
Due consideration was given to the interests of minority shareholders of So-net in the following respects:  the structure of implementing the cash tender offer in advance of the share exchange, the consideration for which is Sony’s shares, was adopted over the course of the negotiations between Sony and So-net, with a view to provide So-net’s shareholders with an opportunity to choose between receiving cash in the Tender Offer and the Sony’s shares in the Share Exchange; and So-net has taken procedures necessary for ensuring fairness in the review of, and the decision-making concerning, the Share Exchange.

The Board of Directors of So-net carefully discussed the terms and conditions of the Share Exchange taking into consideration various factors, including the result of the valuation regarding the Share Exchange Ratio by MUMSS, legal advice from MHM, and the report submitted by the third-party committee.  Consequently, the Board of Directors of So-net, with the unanimous approval of the five directors in attendance at the meeting held on December 4, 2012 (exclusive of Mr. Hiroshi Kurihara and Ms. Miyuki Ishiguro who were absent), resolved to implement the Share Exchange.  Two out of the three statutory auditors of So-net (Mr. Fumio Kado did not participate in discussions at the meeting, as described below) stated that they did not have any objection to such resolution of the Board of Directors of So-net.

With a view to ensuring the fairness and neutrality of the decision-making process of So-net, and to avoid any potential conflict of interest, out of the seven directors, Mr. Hiroshi Kurihara, who is an employee of Sony, and Ms. Miyuki Ishiguro, who is a lawyer from Nagashima Ohno & Tsunematsu, which is a legal advisor retained by Sony regarding the transaction, did not participate in discussions or resolutions at the meetings of the Board of Directors of So-net, and such individuals have not been involved in consultations or negotiations with Sony on behalf of So-net.  In addition, with a view to ensuring the fairness and neutrality of the decision-making process of So-net, and to avoid any potential conflict of interest, out of three statutory auditors, Mr. Fumio Kado, who is an employee of Sony, did not participate in discussions at the meetings of the Board of Directors of So-net regarding the Share Exchange, and he refrained from stating his opinion concerning the resolution at such meetings.

4.	Outline of the Parties Involved in the Share Exchange

	Wholly-owning parent company in share exchange	Wholly-owned subsidiary in share exchange
(1)Trade name	Sony Corporation	So-net Entertainment Corporation
(2)Head office	7-1, Konan 1-chome, Minato-ku, Tokyo	2-1-1 Osaki, Shinagawa-ku, Tokyo
(3)Name and title of representative	Kazuo Hirai Representative Corporate Executive Officer	Kenichiro Yoshida President and Representative Director
(4)Description of business	Manufacture and sale of electronic and electrical machines and equipment	Network Business, Media and Entertainment Business
(5)Stated capital	630,923 million yen	7,969 million yen
(6)Date of incorporation	May 7, 1946	November 1, 1995
(7)Number of shares issued	1,004,638,164 shares	255,538 shares
(8)Fiscal year-end	March 31	March 31
(9)Number of employees	155,704 (consolidated)	1,951 (consolidated)
(10)Major business partners	Companies in Japan and overseas	Companies in Japan and overseas
(11)Main financing bank	Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation
(12) Major shareholders and shareholding ratio	Name	Percentage of shares held to total shares issued (%)	Name	Percentage of shares held to total shares issued (%)
	Moxley and Co. LLC (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	6.94	Sony Corporation	83.38
	Japan Trustee Services Bank, Ltd. (Trust account)	6.24	Sony Finance International, Inc.	12.56
	The Master Trust Bank of Japan, Ltd. (Trust account)	4.91	JP Morgan Chase Oppenheimer JASDEC Lending Account (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.52
	SSBT OD05 Omnibus Account - Treaty Clients (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	2.29	The Master Trust Bank of Japan, Ltd. (Trust account)	0.38
	Japan Trustee Services Bank, Ltd. (Trust account 9)	1.36	Japan Trustee Services Bank, Ltd. (Trust account)	0.25
	Japan Trustee Services Bank, Ltd. (Trust account 1)	1.13	Japan Trustee Services Bank, Ltd. (Trust account 3)	0.24
	State Street Bank and Trust Company (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	1.09	Trust & Custody Services Bank, Ltd. (Trust A account)	0.16
	Japan Trustee Services Bank, Ltd. (Trust account 6)	1.09	Deutsche Bank AG London-PB Non-Treaty Clients 613 (Local Custodian: Deutsche Securities Inc.)	0.14
	Japan Trustee Services Bank, Ltd. (Trust account 3)	1.03	Japan Trustee Services Bank, Ltd. (Trust account 1)	0.11
	Tam Two (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.99	UBS AG London A/C IPB Segregated Client Account (Local Custodian: Citibank Japan Ltd.)	0.08
(13) Relationships between the parties
Capital relationship	Sony directly or indirectly owns 245,181 shares (95.95%) of the number of issued shares of So-net (255,538 shares) as of today.
Personnel relationship	Two employees from Sony respectively hold office as a director and an outside statutory auditor of So-net.
Transaction relationship
Sony receives server housing services from So-net and also receives royalties from So-net with respect to a patent license agreement.  Sony and So-net entered into a comprehensive cross license agreement regarding mutual use of intellectual property rights held by the other party and its subsidiaries.

Status as a related party	So-net is a consolidated subsidiary of Sony and falls under the category of a related party of Sony.

(14) Operational results and financial conditions for the recent 3 years
Fiscal year ended	Sony Corporation (Consolidated, U.S. GAAP)			So-net Entertainment Corporation (Consolidated, Japan GAAP)
	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012
Consolidated Net Assets	3,285,555 (Note 3)	2,936,579 (Note 3)	2,490,107 (Note 3)	67,337	74,503	73,985
Consolidated Total Assets	12,862,624	12,911,122	13,295,667	104,603	113,067	105,154
Consolidated Net Assets per share (yen)	2,955.47	2,538.89	2,021.66	241,305.75	266,653.66	257,040.74
Consolidated Net Sales	7,213,998	7,181,273	6,493,212	75,653	88,574	93,353
Consolidated Operating Income	31,772	199,821	(67,275)	6,626	8,277	10,000
Consolidated Ordinary Income	-	-	-	6,232	8,102	10,578
Consolidated Net Income	(40,802) (Note 3)	(259,585) (Note 3)	(456,660) (Note 3)	3,189	3,660	4,050
Consolidated Net Income per share (yen)	(40.66) (Note 3)	(258.66) (Note 3)	(455.03) (Note 3)	12,481.90	14,325.48	15,850.12
Dividends per share (yen)	25.00	25.00	25.00	3,000	3,300	4,800

(Note 1)	As of September 30, 2012, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income (loss) before income taxes”, “net income (loss) attributable to shareholders of Sony Corporation” and “net income (loss) attributable to shareholders of Sony Corporation per share” are stated in place of “net assets”, “ordinary income (loss)”, “net income (loss)” and “Net Income (Loss) per share”, respectively.

5.	Status after the Share Exchange

There will be no changes in the trade name, head office, name and title of representative, description of business and fiscal year end of Sony, the parent company in the Share Exchange, from the descriptions in 4. above.

6.	Outline of Accounting Treatment

Sony will treat the Share Exchange as a capital transaction under U.S. GAAP, and it is expected that no amortization of goodwill will be recorded.

7.	Future Outlook

The Share Exchange is not expected to have any material impact on Sony’s consolidated results forecast announced on November 1, 2012, while the Share Exchange is expected to have a modest accretive effect on net income attributable to Sony’s stockholders during the current fiscal year.

8.	Matters regarding Transaction, Etc. with Controlling Shareholders

Sony is a controlling shareholder of So-net, and the Share Exchange falls into the category of a Transaction with the Controlling Shareholder.

In the Corporate Governance Report disclosed by So-net on June 29, 2012, So-net stated that, under the “Policy on protection of the minority shareholders in connection with commercial transactions between So-net and its controlling shareholders,” So-net shall determine commercially reasonable terms and conditions of the transactions between So-net and any of the Sony group companies in the same manner as they do with respect to transactions with their respective general business partners.

As stated in 3. (5) “Measure to Ensure Fairness” and 3. (6) “Measures to Avoid Conflict of Interest”, So-net determined to implement the Share Exchange based on measures taken to ensure fairness and to avoid conflicts of interest, and So-net believes that such process is in compliance with the policy referred to in the previous paragraph.

In addition, as described in 3. (6) “Measures to Avoid Conflict of Interest” above, So-net has received an opinion on December 4, 2012, from the third-party committee stating that relevant terms and conditions of the Share Exchange, including the Share Exchange Ratio, are fair and that the resolution by the Board of Directors of So-net to implement the Share Exchange would not be disadvantageous to minority shareholders of So-net.  The third-party committee was established for the purpose of ensuring the fairness, transparency, and objectivity of the decision-making process regarding the Share Exchange by So-net as well as eliminating arbitrariness and conflict of interest in such decision making, and it consisted of four members independent from both Sony and So-net, including external experts, an outside director of So-net, and an outside statutory auditor of So-net.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2013, which was announced on November 1, 2012, and its consolidated financial results for the fiscal year ended March 31, 2012

(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2013	6,600	130	150	20
Consolidated financial results for the fiscal year ended March 31, 2012	6,493.2	(67.3)	(83.2)	(456.7)

(For reference)  So-net’s consolidated financial forecast for the fiscal year ending March 31, 2013, which was announced on April 26, 2012, and its consolidated financial results for the fiscal year ended March 31, 2012

(Yen in millions)
	Sales	Operating income	Ordinary income	Net income
Consolidated financial forecast for the fiscal year ending March 31, 2013	100,000	13,300	13,900	5,800
Consolidated financial results for the fiscal year ended March 31, 2012	93,353	10,000	10,578	4,050

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of Sony and So-net about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the tender offer, the Share Exchange and the business integration of the Sony and So-net corporate groups.  When included in this press release, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward-looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither Sony nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by Sony as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither Sony nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.  Investors are advised to consult any further disclosures by Sony in its subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to,

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including liquid crystal display (“LCD”) televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by intense price competition, continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business);

(viii)	Sony’s ability to maintain product quality;
(ix)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB);

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xiv)	risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand;
(xv)	the parties being unable to complete the Share Exchange due to failure to obtain any governmental approval for the proposed transactions or for other reasons;
(xvi)	difficulties in realizing the anticipated benefits of the share exchange; and
(xvii)	other events that may negatively impact business activities of Sony.